Clinical Update on TAMARIS Phase III Trial

for NV1FGF

Paris, France - September 22, 2010 - Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today that the Phase III TAMARIS trial evaluating the investigational angiogenic therapy NV1FGF (riferminogen pecaplasmid) did not meet its primary endpoint. The primary endpoint was to demonstrate the superiority of NV1FGF vs. placebo in the prevention of major amputation or death from any cause over 12 months, whichever came first, in critical limb ischemia patients who were not eligible for revascularization.

“We are disappointed that NV1FGF failed to achieve significance in the TAMARIS trial, and for patients who are suffering from the dramatic consequences of this disease and are hoping for new treatments” said Marc Cluzel, M.D., PhD, Executive Vice President, Research & Development, sanofi-aventis. “We are evaluating all options on the NV1FGF development and remain committed to innovation in diseases where there are major healthcare needs and no therapeutic alternative”.

The full results of this trial will be presented at the American Heart Association Congress, on November 16, 2010 and are embargoed until this date.

About the TAMARIS trial

TAMARIS is a randomized, double blind, placebo controlled study designed to evaluate the safety and efficacy of NV1FGF in patients with critical limb ischemia and skin lesions who are not eligible for revascularization. The study was conducted in more than 170 sites in 30 countries on five continents and enrolled a total of 525 patients being administered either NV1FGF or placebo intramuscularly every 2 weeks over a 6 week period.

About NV1FGF

Riferminogen pecaplasmid (NV1FGF) is a non viral plasmid-based gene local delivery system for human fibroblast growth factor (FGF-1). FGF-1 promotes angiogenesis and induces the formation of new blood vessels that could improve blood flow of the limbs of CLI patients.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Media contact

Philippe BARQUET

Tel: +33 (0)6.70.48.61.28

Email: philippe.barquet@sanofi-aventis.com